Exhibit 2.1

AGREEMENT FOR PURCHASE AND SALE

OF

2210-2260 MARTIN AVENUE,
SANTA CLARA, CALIFORNIA

August 25, 2017

AGREEMENT FOR PURCHASE AND SALE
OF
2210-2260 MARTIN AVENUE,
SANTA CLARA, CALIFORNIA

This Agreement For Purchase And Sale (this “Agreement”) is made and entered into as of August 25, 2017 (the “Contract Date”) by and between San Tomas Income Partners LLC, a California limited liability company (“Seller”), and Rich Uncles NNN Operating Partnership, LP, a Delaware limited partnership (“Buyer”).

Recitals

A.                Seller is the record title holder of certain improved real property situated at 2210-2260 Martin Avenue, Santa Clara, California, together with associated tangible and intangible personal property.

B.                 Buyer desires to purchase from Seller and Seller desires to sell to Buyer, subject to the terms and conditions contained in this Agreement, the foregoing real property and any and all associated tangible and intangible personal property owned by Seller.

Agreement

Now, Therefore, Buyer and Seller do hereby agree as follows:

Article I

BASIC DEFINITIONS

Closing Date. The term “Closing Date” shall mean October 11, 2017, or any earlier date approved in writing by Buyer and Seller for the close of escrow with respect to the purchase and sale of the Property.

Contract Period. The term “Contract Period” shall mean the period from the Contract Date through and including the Closing Date.

Disclosure Statement. The term “Disclosure Statement” shall mean the statement set forth as Exhibit A to this Agreement.

Fuji. The term “Fuji” shall mean Fujifilm Dimatix, Inc., a Delaware corporation.

Inspection Period. The term “Inspection Period” shall mean the period commencing on August 7, 2017, and ending at 5:00 p.m. California time on September 11, 2017.

Intangible Property. The term “Intangible Property” shall mean Seller’s rights and interests in: (a) any and all transferable or assignable permits, building plans and specifications, certificates of occupancy, operating permits, sign permits, development rights and approvals, certificates, licenses, warranties and guarantees, trade names, service marks, engineering, soils, pest control and other reports relating to the Property, tenant lists, advertising materials, and telephone exchange numbers identified with the Property; (b) maintenance, service and other operating contracts, equipment leases and other arrangements or agreements to which Seller is a party affecting the ownership, repair, maintenance, management, leasing or operation of the Property as identified on attached Exhibit D; and (c) all other transferable intangible property, miscellaneous rights, benefits or privileges of any kind or character with respect to the Property. Notwithstanding the foregoing, Seller shall, on or before the Closing Date, terminate those contracts identified on Exhibit D that can be terminated as of the Closing Date without cause and without penalty or fee to Seller and with respect to which Buyer has delivered to Seller a notice requesting termination thereof on or before the expiration of the Inspection Period, but Buyer will be responsible for any charges due under such contracts from the Closing Date until the effective date of termination. If Buyer elects not to terminate this Agreement during the Inspection Period, Buyer acknowledges that contracts to be assigned to and assumed by Buyer will include all contracts identified on Exhibit D, if any, which are not terminable on thirty (30) or less days’ notice, without cause and without penalty or fee to Seller.

1.

Intrusive Inspection. The term “Intrusive Inspection” shall mean any inspection that involves more than a visual inspection of the interior or exterior of the Property, including, but not limited to, inspections that involve: (a) the removal or testing of ceiling tiles, walls, trade fixtures or other personal property; and (b) the testing of any material or substance taken from the Property.

Leases. The term “Leases” shall mean (a) that certain Industrial Building Lease last executed on January 10, 2011, as amended by that certain Amendment to Lease dated as of December 14, 2016, by and between Seller and Fuji, and (b) that certain Restated Industrial Building Lease dated as of December 21, 2009, as amended by that certain First Amendment to Restated Industrial Building Lease last executed on January 10, 2011, and as amended by that certain Second Amendment to Lease dated as of December 14, 2016, by and between Seller and Fuji.

Personal Property. The term “Personal Property” shall mean all furniture, furnishings, trade fixtures, building systems and equipment (including, without limitation, HVAC, security and life safety systems) and other tangible personal property owned by Seller that is located at and used in connection with the operation of the Real Property.

Property. The term “Property” shall mean the Real Property, Seller’s interest in the Leases, the Personal Property and the Intangible Property.

Real Property. The term “Real Property” shall mean that certain real property (including, without limitation, any and all other improvements thereon) situated at 2210-2260 Martin Avenue, Santa Clara, California, together with Seller’s right, title and interest (if any) in and to all covenants, easements, rights-of-way, rights, privileges and other tenements, appurtenances and hereditaments appertaining thereto, including, without limitation, all of Seller’s right, title and interest (if any) in and to (a) any strips or gores adjoining or adjacent to the Land (as defined below), (b) the streets and roads adjoining or adjacent to the Land to the center line thereof, and (c) all mineral, water and irrigation rights, if any, running with or otherwise pertaining to the Land. The land component of the Real Property (the “Land”) is legally described in Exhibit B attached to this Agreement.

2.

Title Company. The term “Title Company” shall mean First American Title Company, 1737 North First Street, Suite 500, San Jose, California 95112, Attn: Carol Herrera.

Article II

PURCHASE AND SALE

Section 2.1           Purchase and Sale. Seller agrees to sell the Property to Buyer, and Buyer agrees to purchase the Property, in its AS-IS CONDITION, WITH ALL FAULTS, and otherwise upon all of the terms, covenants and conditions set forth in this Agreement.

Section 2.2           Purchase Price. The aggregate purchase price for the Property (the “Purchase Price”) shall be the sum of US$29,000,000.00, less (a) the Lump Sum Payments defined and described in Section 6.3(a) below, (b) the Tax Payments defined and described in Section 6.3(a) below, and (c) the Fuji Allowance Amount defined and described in Section 6.3(a) below, with each of items (a) and (b) to be paid by Buyer pursuant to Section 6.3(a) below. The Purchase Price (after application of the Deposit (as defined below) and other adjustments provided for in this Agreement) shall be paid by Buyer to Seller by federal funds wire transfer in immediately available funds on the Closing Date in time to allow Title Company to close escrow on the Closing Date through the escrow described in Section 6.1 below.

Section 2.3           Buyer’s Review and Seller’s Disclaimer.

(a)               (i) Subject to the provisions of subsection 2.3(c) below, during the Inspection Period Buyer shall be permitted to make a complete review and inspection of the physical, legal, economic and environmental condition of the Property, including, without limitation, any leases and contracts affecting the Real Property, books and records maintained by Seller or its agents relating to the Property, boundary and other survey-related issues relating to the Real Property, pest control matters, soil condition, asbestos, PCB, hazardous waste, toxic substance or other environmental matters, compliance with building, health, safety, land use and zoning laws, regulations and orders, plans and specifications, structural, life safety, HVAC and other building system and engineering characteristics, traffic patterns and all other information pertaining to the Property. Buyer may not conduct any Intrusive Inspections without Seller’s prior written consent, which consent may be withheld, granted or granted upon conditions in Seller’s sole and absolute discretion.

(i)                 Without representation or warranty, Seller has made available to Buyer on “drop box” or other cloud based site, all leases, financial reports, surveys and other third-party inspection reports and similar non-proprietary or non-confidential materials in Seller’s possession relating to the Property, including without limitation, those documents identified on attached Schedule 2.3(a)(ii).

(ii)              In addition, upon Buyer’s written request, Seller shall exercise commercially reasonable efforts to obtain tenant estoppel certificates from Fuji, in the forms attached to or required by the applicable Leases (or if no form is attached to or required by the applicable Leases, in a form mutually acceptable to the parties).

3.

(iii)            Buyer acknowledges (A) that Buyer has entered into this Agreement with the intention of making and relying upon its own investigation of the physical, environmental, economic and legal condition of the Property, and (B) that Buyer is not relying upon any representations and warranties, other than those specifically set forth in Section 4.1 below, made by Seller or anyone acting or claiming to act on Seller’s behalf concerning the Property. Buyer further acknowledges that it has not received from Seller any accounting, tax, legal, architectural, engineering, property management or other advice with respect to this transaction and is relying solely upon the advice of its own accounting, tax, legal, architectural, engineering, property management and other advisors. Buyer specifically undertakes and assumes all risks associated with the matters disclosed by Seller on the Disclosure Statement.

(iv)             Subject to the provisions of Section 4.1 of this Agreement, Buyer shall purchase the Property in its “as is” condition on the Closing Date and assumes the risk that adverse physical, environmental, economic or legal conditions may not have been revealed by its investigation.

(b)              Except with respect to any claims arising out of any breach by Seller of covenants, representations or warranties set forth in Section 4.1 below or in the Closing Documents (defined as those documents to be delivered by Seller under Section 6.1(a)(i), (ii) and (iii) below), Buyer, for itself and its agents, affiliates, successors and assigns, hereby releases and forever discharges Seller, its agents, affiliates, successors and assigns, from any and all rights, claims and demands at law or in equity, whether known or unknown at the time of this Agreement, which Buyer has or may have in the future, arising out of the physical, environmental, economic or legal condition of the Property, including, without limitation, any claim for indemnification or contribution arising under the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. Section 9601, et. seq.) or any similar federal, state or local statute, rule or ordinance relating to liability of property owners for environmental matters. For the foregoing purposes, Buyer hereby specifically waives the provisions of Section 1542 of the California Civil Code and any similar law of any other state, territory or jurisdiction. Section 1542 provides:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

Buyer hereby specifically acknowledges that Buyer has carefully reviewed this subsection and discussed its import with legal counsel and that the provisions of this subsection are a material part of this Agreement.

Buyer

By proceeding with the close of escrow, Buyer shall be deemed for all purposes to have remade as of the Closing Date, all of the statements set forth in this Section 2.3(b).

(c)               Buyer’s exercise of the rights of review and inspection set forth in subsection (a) shall be subject to the following limitations: (i) any entry onto the Real Property by Buyer, its agents or representatives, shall be during normal business hours, following reasonable prior notice to Seller and delivery to Seller of satisfactory evidence of Buyer’s general liability insurance (in the amount of at least One Million Dollars ($1,000,000) per occurrence, Three Million Dollars ($3,000,000) aggregate, and with Seller named as an additional insured), and, at Seller’s discretion, accompanied by a representative of Seller; (ii) Buyer shall not conduct any drilling, test borings or other disturbance of the Real Property for review of soils, compaction, environmental, structural or other conditions without Seller’s prior written consent; (iii) any discussions or interviews with Fuji or their personnel shall be conducted in the presence of Seller or its representatives; (iv) Buyer shall exercise reasonable diligence not to disturb the use or occupancy of any occupant of the Property; and (v) Buyer shall indemnify, defend and hold Seller harmless from all loss, cost, and expense resulting from any entry or inspections performed by Buyer, its agents or representatives.

4.

This Section 2.3 shall survive the close of escrow or any termination of this Agreement.

Section 2.4           Permitted Title Exceptions. During the Inspection Period, Buyer shall obtain from Title Company and review a preliminary title report with respect to the Real Property, together with all documents and information pertaining to the exceptions to title listed in such report. In addition, Buyer shall, at its expense, obtain during the Inspection Period any survey of the Real Property desired by Buyer or required by Title Company as a condition to the issuance of the Title Policy described in Section 3.1(a)(ii) below (the “Survey”). Buyer may advise Seller in writing and in reasonable detail, not later than five (5) business days prior to the close of the Inspection Period, what exceptions to title, if any, listed in the then current preliminary report or disclosed on the Survey are not acceptable to Buyer in its sole discretion (the “Title Objections”). Seller shall have five (5) business days after receipt of Buyer’s Title Objections to give Buyer notice that (a) Seller will remove any Title Objections from title (or afford the Title Company necessary information or certifications to permit it to insure over such exceptions) or (b) Seller elects not to cause such exceptions to be removed. Seller’s failure to provide notice to Buyer within such five (5) business day period as to any Title Objection shall be deemed an election by Seller not to remove the Title Objection. If Seller so notifies or is deemed to have notified Buyer that Seller shall not remove any or all of the Title Objections, Buyer shall have until the close of the Inspection Period to determine whether (i) to proceed with the purchase and take the Property subject to such exceptions or (ii) to terminate this Agreement. “Permitted Exceptions” shall include and refer to any and all exceptions to title, excepting solely Title Objections that have been timely identified by Buyer and that Seller has notified Buyer pursuant to this Section that Seller is willing to remove. Notwithstanding the foregoing, in no event shall Buyer be deemed to have approved or agreed to accept title as of the Closing Date subject to (A) monetary liens, encumbrances or security interests created by Seller against the Property and any mechanics’ liens on the Property for work commissioned by Seller with respect to the Property (but not commissioned by any tenant or other third party) (provided that Seller may use funds delivered by Buyer on account of the Purchase Price to remove or insure over such title matters), and (B) encumbrances that have been voluntarily placed against the Property by Seller after the Contract Date without Buyer’s prior written consent and that will not otherwise be removed or insured over on or before the Closing Date (provided that Seller may use funds delivered by Buyer on account of the Purchase Price to remove or insure over such title matters).

5.

Article III

CONDITIONS PRECEDENT

Section 3.1           Conditions.

(a)               Notwithstanding anything in this Agreement to the contrary, Buyer’s obligation to purchase the Property shall be subject to and contingent upon the satisfaction or waiver of the following conditions precedent:

(i)                 Buyer’s inspection and approval, within the Inspection Period, of all physical, environmental, economic and legal matters relating to the Property, pursuant to Section 2.3 above;

(ii)              The willingness of Title Company to issue, upon the sole condition of the payment of its regularly scheduled premium, its American Land Title Association extended coverage Owner’s Policy of Title Insurance [2006 Form] (the “Title Policy”), with such endorsements as may have been requested by Buyer and agreed to in a written commitment to insure title delivered to Buyer and Seller by Title Company during the Inspection Period, insuring Buyer in the amount of the Purchase Price that title to the Real Property is vested of record in Buyer on the Closing Date subject only to the printed conditions and exceptions of such policy and the Permitted Exceptions;

(iii)            Seller’s performance or tender of performance of all material obligations under this Agreement and the material truth and accuracy of Seller’s express representations and warranties;

(iv)             Buyer’s receipt (via pdf or delivery of an original) on or before the Closing Date of tenant estoppel certificates from and duly executed by Fuji, for each Lease by Fuji of the Property, in each case substantially in the form of Exhibit I attached to this Agreement, or such other form as is delivered by Fuji and permitted by the respective Fuji Lease. If such tenant estoppel certificates have not been received by the Closing Date, Seller shall have the right, but not the obligation, to extend the Closing Date by thirty (30) days by written notice from Seller to Buyer at least two (2) business days before the Closing Date, to enable Seller to continue to pursue such tenant estoppel certificates. In no event shall Seller be obligated to deliver updates to such tenant estoppel certificates. Seller’s failure to obtain such tenant estoppel certificates shall constitute a failure of a closing condition only and shall not constitute a default or breach by Seller under this Agreement nor shall Seller be required to declare a default under either Fuji Lease, commence legal action, or pursue any other remedies against Fuji to obtain such tenant estoppel certificates. No tenant estoppel certificate shall be acceptable to satisfy this condition precedent if such tenant estoppel certificate (a) reveals any material default under a Fuji Lease, (b) reveals any amendment or modification to a Fuji Lease which was not provided to Buyer during the Inspection Period, or (c) reveals any other material adverse circumstance not disclosed to Buyer during the Inspection Period;

(v)               Seller shall have exercised the “Lump Sum Payment Option” pursuant to Section 4 of each of the most recent amendments to Leases to Fuji affecting the Property, with the “Lump Sum Payment Date” to be on the same day as the Closing Date, and with the Lump Sum Payments (as defined below) paid to Fuji (or its successor as tenant under each Lease to Fuji), on the Closing Date through the escrow described in Section 6.1 below, which Lump Sum Payments shall be sufficient to (i) eliminate all free rent that Fuji is scheduled to receive under each Lease to Fuji from and after the Closing Date and (ii) increase the monthly base rent for the period commencing on November 16, 2018 and ending on December 15, 2018, and the period commencing on November 16, 2019 and ending on December 15, 2019, to that proscribed by Section 4 of the most recent amendments, that can be bought out via the exercise of the Lump Sum Payment Option under each Lease to Fuji; and

6.

(vi)             Seller shall have exercised its rights pursuant to Section 5 of each of the most recent amendments to Leases to Fuji affecting the Property to render the Proposition 13 Protection (as defined in each Lease to Fuji) and subparagraph 6(b)(7) of each Lease null and void and of no force or effect as to the purchase and sale described herein, with the payment of the Tax Payments (as defined below) to be on the same day as the Closing Date and paid to Fuji (or its successor as tenant under each Lease to Fuji) on the Closing Date through the escrow described in Section 6.1 below.

(b)              Notwithstanding anything in this Agreement to the contrary, Seller’s obligation to sell the Property shall be subject to and contingent upon the satisfaction or waiver of the following conditions precedent:

(i)                 Buyer’s performance or tender of performance of all material obligations under this Agreement and the material truth and accuracy of Buyer’s express representations and warranties; and

(ii)              The satisfaction or Buyer’s written waiver of the conditions set forth in subparagraphs (a)(i) and (ii) above.

Section 3.2           Failure or Waiver of Conditions Precedent. In the event any of the conditions set forth in Section 3.1 are not fulfilled or waived, the party benefited by such condition may, by written notice to the other party, terminate this Agreement, whereupon all rights and obligations hereunder of each party shall be at an end. Either party may, at its election, at any time or times on or before the date specified for the satisfaction of the condition, waive in writing the benefit of any of the conditions set forth in Section 3.1(a) and 3.1(b) above. Notwithstanding any contrary provision of this Agreement, Buyer shall be deemed to have completed the inspection and approval described in Section 3.1(a)(i) above, and the condition set forth in that clause shall be deemed satisfied, unless Buyer delivers to Seller written notice of failure of such condition on or prior to the close of the Inspection Period. In the event this Agreement is terminated as a result of the failure of any condition set forth in Section 3.1(a): (a) Buyer shall return to Seller all documents and other information generated by, or delivered or made available to, Buyer, including all copies thereof, and (b) the full amount of the Deposit shall be returned to Buyer. In any event, Buyer’s consent to the close of escrow pursuant to this Agreement shall waive any remaining unfulfilled conditions.

7.

Article IV

COVENANTS, WARRANTIES AND REPRESENTATIONS

Section 4.1           Seller’s Warranties and Representations. Seller hereby makes the following representations and warranties to Buyer as of the Contract Date; provided that each of such representations and warranties shall be deemed to be modified by any contrary or qualifying information contained in any reports, schedules or other informational materials delivered or made available to Buyer pursuant to this Agreement or set forth on the Disclosure Statement:

(a)               Seller has full power and lawful authority to enter into and carry out the terms and provisions of this Agreement and to execute and deliver all documents which are contemplated by this Agreement, and all actions of Seller necessary to confer such power and authority upon the persons executing this Agreement (and all documents which are contemplated by this Agreement) on behalf of Seller have been taken. This Agreement and all documents executed by Seller which are to be delivered to Buyer at the close of escrow are, and on the Closing Date will be, duly authorized, executed and delivered by Seller, and on the Closing Date will be the legal, valid and binding obligations of Seller enforceable against Seller in accordance with their respective terms, and, to Seller’s knowledge, do not and, on the Closing Date will not, violate any provision of any agreement or judicial order to which Seller or the Property is subject;

(b)              To Seller’s knowledge, (i) the list of Leases attached to this Agreement as Exhibit C is a complete and accurate list of all of the leases, licenses, occupancy agreements and rental agreements, whether written or oral, together will all amendments and modifications thereof and supplements relating thereto, presently in effect with respect to the Real Property, (ii) the copies of the Leases and related correspondence that have been (or will be) delivered or made available to Buyer are true and complete, (iii) each such Lease is in full force and effect, and (iv) Seller has not received written notice (A) of any default by Fuji or Seller under either of such Leases, or (B) that Fuji intends to terminate either of its Leases prior to the expiration of its scheduled term;

(c)               To Seller’s knowledge, (i) the list of service, equipment and other contracts, attached to this Agreement as Exhibit D is a complete and accurate list of all of the service, equipment and other contracts, written or oral, to which Seller is a party presently in effect with respect to the Real Property, (ii) the copies of such contracts that have been (or will be) delivered or made available to Buyer are true and complete, and (iii) each such contract is in full force and effect;

(d)              To Seller’s knowledge, Seller has received no written notice from any governmental authorities that eminent domain proceedings for the condemnation of the Real Property are threatened or pending;

(e)               To Seller’s knowledge, Seller has received no written notice of any threatened or pending litigation or governmental or administrative proceeding against Seller or affecting or relating to the Real Property which would materially and adversely affect the Real Property or Seller’s capacity to perform under this Agreement; and

8.

(f)                Seller is not a “foreign person” within the meaning of Section 1445(f)(3) of the Internal Revenue Code.

(g)               Seller is a limited liability company duly formed, validly existing and in good standing under the laws of the State of California.

(h)              To Seller’s knowledge, Seller has received no written notice that the Real Property or the current use and operation thereof violate any applicable federal, state or municipal law, status, code, permit, ordinance, rule or regulation, except as to such violations as have been cured prior to the Contract Date.

As used herein, the term “Seller’s knowledge” or words of similar effect shall mean the current actual, subjective knowledge of Michael Johnston, after inquiry of the property manager of the Real Property. Neither Michael Johnston nor any party other than Seller shall bear responsibility for any breach of representation. Seller represents and warrants that Michael Johnston is the person within Seller’s organization having (i) direct responsibility for the management of the Property and (ii) the most comprehensive knowledge of the matters set forth in this Section 4.1.

Section 4.2           Seller’s Covenants. Seller hereby covenants and agrees as follows:

(a)               during the Contract Period, Seller shall ensure that the Property is operated and maintained in a manner consistent with current practices as of the Contract Date and maintain in full force and effect the levels and coverages of insurance in effect as to the Real Property as of the Contract Date, and Seller shall not create or acquiesce in the creation of liens or exceptions to title other than the Permitted Exceptions or voluntarily take any action (other than as may be permitted pursuant to subparagraph (b) of this Section 4.2) to render any of the representations or warranties of Seller set forth in Section 4.1 materially incorrect; and

(b)              during the Contract Period, Seller will not execute or modify any Leases or other contracts without promptly notifying Buyer thereof and providing Buyer with copies of the relevant contract documents, and without Buyer’s prior approval, which approval shall not be unreasonably withheld and shall be deemed given if Buyer should fail to approve or disapprove any such matter in writing within 3 business days following Buyer’s receipt of Seller’s request for such action together with copies of any Lease, contract or modification thereof.

Section 4.3           Buyer’s Warranties and Representations. Buyer hereby represents and warrants to Seller that (a) Buyer has and as of the Closing Date shall have, full power and lawful authority to enter into and carry out the terms and conditions of this Agreement and to execute and deliver all documents which are contemplated by this Agreement, and all documents executed by Buyer which are to be delivered to Seller at the close of escrow are, and on the Closing Date will be, duly authorized, executed and delivered by Buyer and are, and on the Closing Date will be, the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, and, to Buyer’s knowledge, do not and, on the Closing Date will not, violate any provision of any agreement or judicial order to which Buyer is subject, (b) all actions necessary to confer such power and authority upon the persons executing this Agreement and all documents which are contemplated by this Agreement to be executed on behalf of Buyer or its assignee have been taken, (c) Buyer has received no written notice of any threatened or pending litigation which would materially and adversely affect Buyer’s capacity to perform under this Agreement, (d) Buyer believes that, unless matters having a material adverse economic effect on the Property are discovered by Buyer during the Inspection Period, the Purchase Price as set forth in Section 2.2 above is a fair and reasonable price to pay for the Property. Buyer warrants and represents to Seller that Buyer will not attempt to renegotiate the Purchase Price unless such matters having a material adverse economic effect on the Property are discovered by Buyer during the Inspection Period, and (e) Buyer is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware and the laws of the State of California and is qualified to transact business in the State of California.

9.

Section 4.4           Limitations. The parties agree that (i) Seller’s warranties and representations contained in this Agreement and in any document executed by Seller pursuant to this Agreement shall survive Buyer’s purchase of the Property only for a period of 180 days after the Closing Date (the “Limitation Period”), (ii) Seller’s aggregate liability for claims arising out of such representations and warranties shall not exceed one and one-half percent (1.5%) of the Purchase Price, and (iii) Buyer shall provide actual written notice to Seller of any breach of such warranties or representations and shall allow Seller 30 days within which to cure such breach, or, if such breach cannot reasonably be cured within 30 days, an additional reasonable time period not to exceed 120 days, so long as such cure has been commenced within such 30 days and diligently pursued. If Seller fails to cure such breach after actual written notice and within such cure period, Buyer’s sole remedy shall be an action at law for damages as a consequence thereof, which must be commenced, if at all, within the Limitation Period; provided, however, that if within the Limitation Period Buyer gives Seller written notice of such a breach and Seller commences to cure and thereafter terminates such cure effort, Buyer shall have an additional 30 days from the date of such termination within which to commence an action at law for damages as a consequence of Seller’s failure to cure. The Limitation Period referred to herein shall apply to known as well as unknown breaches of such warranties or representations. Notwithstanding the foregoing or any inconsistent or contrary provision of this Agreement, Buyer’s election to proceed with Closing shall be deemed to waive any defaults by Seller existing on or before the Closing Date: (a) of which Buyer had actual knowledge, or (b) which could have been discovered by Buyer by a commercially reasonable review of the documents and other information generated by, or delivered or made available to, Buyer. This Section 4.4 shall survive the close of escrow or any termination of this Agreement.

Article V

DEPOSIT

Within two (2) business days following the mutual execution of this Agreement by Buyer and Seller, time being of the essence, Buyer shall deliver to Title Company, for deposit into the escrow described in Section 6.1 below, the sum of $1,000,000.00 (the “Deposit”). Additionally, within two (2) business days following the mutual execution of this Agreement by Buyer and Seller, Buyer shall deliver to Title Company, for deposit into the escrow, One Hundred Dollars ($100) (the “Independent Consideration”), which Independent Consideration constitutes non-refundable, fully earned consideration, which shall not be refundable to Buyer for any reason, but shall be applicable to the Purchase Price upon the close of escrow should escrow close pursuant to this Agreement and shall otherwise be paid to Seller if this Agreement terminates for any reason. In the event Buyer fails to deliver the Deposit by 5:00 p.m. California time on the second business day following the mutual execution of this Agreement, Seller shall have the right to terminate this Agreement by written notice to Buyer at any time prior to receipt by the Title Company of the Deposit. In the event that this transaction is consummated as contemplated by this Agreement, then the entire amount of the Deposit, together with any interest accrued thereon, shall be credited against the Purchase Price. The entire amount of the Deposit, together with any interest accrued thereon, shall be returned immediately to Buyer if so provided in this Agreement, including, without limitation, in the event of the failure of any of the conditions precedent set forth in Section 3.1(a) above. IN ALL OTHER EVENTS, IF SELLER IS READY, WILLING AND ABLE TO CLOSE BUT BUYER SHALL FAIL TO PERFORM ITS OBLIGATIONS TO BE PERFORMED ON OR BEFORE THE CLOSING DATE, THE ENTIRE AMOUNT OF THE DEPOSIT SHALL BE PAID TO SELLER AS LIQUIDATED DAMAGES. BUYER AND SELLER HEREBY ACKNOWLEDGE AND AGREE THAT SELLER’S DAMAGES IN THE EVENT OF SUCH A BREACH OF THIS AGREEMENT BY BUYER WOULD BE DIFFICULT OR IMPOSSIBLE TO DETERMINE, THAT THE ENTIRE AMOUNT OF THE DEPOSIT IS THE PARTIES’ BEST AND MOST ACCURATE ESTIMATE OF THE DAMAGES SELLER WOULD SUFFER IN THE EVENT THE TRANSACTION PROVIDED FOR IN THIS AGREEMENT FAILS TO CLOSE, AND THAT SUCH ESTIMATE IS REASONABLE UNDER THE CIRCUMSTANCES EXISTING ON THE CONTRACT DATE. BUYER AND SELLER AGREE THAT SELLER’S RIGHT TO RECOVER THE ENTIRE AMOUNT OF THE DEPOSIT FROM BUYER SHALL BE THE SOLE REMEDY OF SELLER AT LAW OR IN EQUITY (INCLUDING WITHOUT LIMITATION, SELLER’S RIGHT TO SEEK SPECIFIC PERFORMANCE OF THIS AGREEMENT, WHICH RIGHT SHALL BE DEEMED WAIVED) IN THE EVENT OF A BREACH OF THIS AGREEMENT BY BUYER; PROVIDED, HOWEVER, THAT THE FOREGOING SHALL NOT LIMIT SELLER’S RIGHTS AND REMEDIES UNDER SECTIONS 2.3(b), 7.2, AND 7.9 HEREOF. WITHOUT LIMITATION OF THE FOREGOING, THE DEPOSIT SHALL BE THE FULL, AGREED AND LIQUIDATED DAMAGES PURSUANT TO CALIFORNIA CIVIL CODE SECTIONS 1671, 1676 AND 1677 AND SHALL NOT CONSTITUTE A FORFEITURE OR PENALTY WITHIN THE MEANING OF CALIFORNIA CIVIL CODE 3275 OR 3369.

Accepted And Agreed To:

Seller	Buyer

This Article V shall survive the close of escrow or any termination of this Agreement.

10.

Article VI

ESCROW AND CLOSING

Section 6.1           Escrow Arrangements. An escrow for the purchase and sale contemplated by this Agreement has been opened by Buyer and Seller with Title Company. On or before the Closing Date in time to allow Title Company to close escrow on the Closing Date, Seller and Buyer shall each deliver escrow instructions to Title Company consistent with this Article VI, and the parties shall deposit in escrow the funds and documents described below.

(a)               Seller shall deposit (or cause to be deposited):

(i)                 a duly executed and acknowledged grant deed in favor of Buyer from Seller with respect to the Real Property in the form attached to this Agreement as Exhibit E (the “Deed”);

(ii)              a duly executed bill of sale with respect to the Personal Property in the form attached to this Agreement as Exhibit F (the “Bill of Sale”);

(iii)            a duly executed counterpart of an assignment and assumption of Seller’s interest in the Leases and Intangible Property in the form attached to this Agreement as Exhibit G (the “Assignment of Leases and Intangible Property”);

(iv)             a certificate from Seller certifying the information required by § 18662 of the California Revenue and Taxation Code and the regulations issued thereunder to establish that the transaction contemplated by this Agreement is exempt from the tax withholding requirements of such provisions (the “California Certificate”);

(v)               a certificate from Seller certifying the information required by §1445 of the Internal Revenue Code and the regulations issued thereunder to establish, for the purposes of avoiding Buyer’s tax withholding obligations, that Seller is not a “foreign person” as defined in Internal Revenue Code § 1445(f)(3) (the “FIRPTA Certificate”); and

(vi)             an Owner’s Affidavit on a form reasonably acceptable to Seller and Title Company.

(b)              Buyer shall deposit:

(i)                 immediately available funds sufficient to pay the balance of the Purchase Price, as well as the Lump Sum Payments and the Tax Payments, plus sufficient additional cash to pay Buyer’s share of all escrow costs and closing expenses;

(ii)              a duly executed counterpart of the Assignment of Leases and Intangible Property; and

(iii)            a certificate duly executed by Buyer in favor of Seller in the form attached to this Agreement as Exhibit H (the “Buyer’s Certificate”). In the event the Buyer executing this Agreement assigns its rights and obligations under this Agreement in accordance with and pursuant to Section 7.3 below, the form of Buyer’s Certificate shall be revised to be entered into by and binding on both Buyer and Buyer’s assignee.

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Section 6.2           Closing. Title Company shall close escrow by:

(a)               recording the Deed;

(b)              causing Title Company to issue the Title Policy to Buyer;

(c)               delivering to Buyer the Bill of Sale, the FIRPTA Certificate, the California Certificate and the counterpart Assignment of Leases and Intangible Property executed by Seller; and

(d)              delivering to Seller the counterpart Assignment of Leases and Intangible Property executed by Buyer, the Buyer’s Certificate, and funds in the amount of the Purchase Price, as well as the Lump Sum Payments and the Tax Payments, as adjusted for credits, prorations and closing costs in accordance with this Article VI.

Section 6.3           Prorations.

(a)               Real estate taxes and assessments constituting a lien and allocable to the payment period that includes the Closing Date, personal property taxes, if any, rental income and all other items of income and expense with respect to the Property shall be prorated between Seller and Buyer as of the Closing Date. Income and expenses shall be prorated on the basis of a 30-day month and on the basis of the accrual method of accounting. All such items attributable to the period through and including the Closing Date shall be credited to Seller; all such items attributable to the period following the Closing Date shall be credited to Buyer. Buyer shall be credited in escrow with (i) any portion of rental agreement or lease deposits in Seller’s possession with respect to the Property which are refundable to Fuji and (ii) rent prepaid beyond the Closing Date. Buyer shall be responsible for all costs payable to transfer any security deposit held in the form of a letter of credit. Buyer shall not be entitled to any interest on rental agreements or lease deposits or prepaid rent accrued on or before the Closing Date. Seller shall be credited in escrow with any refundable deposits or bonds held by any utility, governmental agency or service contractor with respect to the Property. Seller shall be credited in escrow with any prepaid real estate taxes and assessments allocable to the period after the Closing Date. In addition to the Purchase Price, Buyer shall deliver into escrow funds by federal funds wire transfer in immediately available funds on the Closing Date equal to the sum of (A) the Lump Sum Payment (as defined and described in each Lease to Fuji at the Property) for each Lease to Fuji at the Property (collectively, the “Lump Sum Payments”), and (B) the estimated discounted present value of the Compensable Increase in Real Property Taxes (as defined and described in each Lease to Fuji at the Property) for each Lease to Fuji at the Property (collectively, the “Tax Payments”). As of the Contract Date, the aggregate amount of the Lump Sum Payments is equal to $1,011,017.00, and the aggregate amount of the Tax Payments is equal to $1,206,265.00. The calculations of such payments are set forth on Schedule 6.3(a) attached hereto, which calculations are in accordance with the terms and conditions of the applicable Leases to Fuji at the Property. Seller shall provide Buyer with any adjustments to the amount of the Lump Sum Payments, and the amount of the Tax Payments, in each case at least two (2) business days in advance of the Closing Date. Any adjustments to such amounts shall be determined in accordance with the terms and conditions of the applicable Leases to Fuji at the Property utilizing the applicable methods of calculation set forth on Schedule 6.3(a), which methods of calculation are hereby accepted by Buyer. As of the Closing Date, Buyer shall assume all obligations for the payment of any outstanding tenant improvement or other allowances under each Lease to Fuji at the Property (collectively, the “Fuji Allowance Amount”), and Seller shall have no liability with respect thereto.

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(b)              Buyer and Seller shall reasonably cooperate to produce prior to the Closing Date a schedule of prorations to be made on and after the Closing Date as complete and accurate as reasonably possible. With respect to taxes or other expenses payable or reimbursable by Fuji, the amounts prorated between Buyer and Seller shall be the net amounts (if any) not subject to payment or reimbursement by Fuji. All prorations which can be liquidated accurately or reasonably estimated as of the Closing Date shall be made in escrow on the Closing Date. All other prorations, and adjustments to initial estimated prorations, shall be made by the parties with due diligence and cooperation within 30 days following the Closing Date, or such later time as may be required to obtain necessary information for proration, by immediate cash payment to the party yielding a net credit from such prorations from the other party.

(c)               Buyer shall, consistent with reasonable business judgment, exert its commercially reasonable efforts to collect for Seller following the Closing Date all rental income which is delinquent on the Closing Date; provided, however, that Buyer shall not be required to commence legal proceedings to collect such rents. Notwithstanding the foregoing proviso, Seller reserves the right to pursue an action for damages against Fuji with respect to such delinquent rents, provided that neither of Fuji’s Leases may be terminated. Any sums collected on account of rents after the Closing Date shall be successively applied to the payment of (i) rent due and payable in the months succeeding the month in which the closing occurs, (ii) rent due and payable in the month in which the closing occurs and (iii) rent due and payable in the months preceding the month in which the closing occurs.

This Section 6.3 shall survive the close of escrow or any termination of this Agreement.

Section 6.4           Other Closing Costs.

(a)               Seller shall pay (i) any county documentary transfer or transaction taxes or fees due on the transfer of the Property, (ii) all escrow, recording or other fees (excluding endorsement fees) or costs charged by or reimbursable to Title Company, (iii) the CLTA portion of the title insurance premium for the Title Policy (but only for a liability amount equal to the Purchase Price), (iv) all fees and expenses of its legal counsel and other third party consultants engaged by or on behalf of Seller in connection with this transaction, and (v) any prepayment fees or penalties, if any, to pay off existing mortgages affecting the Property.

(b)              Buyer shall pay (i) the balance of the premium for the Title Policy (including costs of endorsements, extended coverage and related survey costs), and (ii) all fees and expenses of its legal counsel and other third party consultants engaged by or on behalf of Buyer in connection with this transaction.

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(c)               Any costs and expenses of closing that are not expressly identified in subparagraph (a) or (b) above shall be allocated between the parties in accordance with prevailing custom in Santa Clara County.

This Section 6.4 shall survive the close of escrow or any termination of this Agreement.

Section 6.5           Further Documentation. Promptly after the close of escrow, Buyer and Seller shall provide to Fuji , by personal delivery or certified mail, written notice (in a form to be prepared by Seller and reasonably approved by Buyer) advising Fuji of the sale of the Real Property by Seller to Buyer, and including any other information required by applicable local law or Fuji’s Leases. At or following the close of escrow, Buyer and Seller each shall execute any certificate or other instruments required by law or local custom or otherwise reasonably requested by the other party to effect the transaction contemplated by this Agreement.

Article VII

MISCELLANEOUS

Section 7.1           Damage or Destruction.

(a)               Buyer shall be bound to purchase the Property as required by the terms of this Agreement (including, without limitation, Section 2.2 hereof) without regard to the occurrence or effect of any damage to or destruction of the improvements on the Real Property or condemnation by right of eminent domain, provided that the occurrence of any damage or destruction is (i) covered by insurance (excepting deductibles), or (ii) if not covered by insurance, involves repair costs of $500,000 or less, and (iii) does not result in the termination of either Fuji Lease. If Buyer is so bound to purchase notwithstanding the occurrence of damage, destruction or condemnation, upon the close of escrow: (A) in the event of damage covered by insurance, Buyer shall receive a credit against the Purchase Price in the amount (net of collection costs) equal to the sum of (i) any insurance proceeds or condemnation award collected and retained by Seller as a result of any such damage or destruction or condemnation and Seller shall assign to Buyer all rights to such insurance proceeds or condemnation awards as shall not have been collected prior to the close of escrow, and (ii) an amount equal to Seller’s insurance deductible under its insurance policy; and (B) in the event of damage not covered by insurance, Buyer shall receive a credit (not to exceed $500,000) in the amount of the estimated cost to repair the damage.

(b)              Buyer and Seller shall each have the right to terminate this Agreement by written notice of election given to the other party within five (5) business days following the event if there occurs damage or destruction not covered by insurance which involves repair costs in excess of $500,000, unless (i) Seller agrees in writing to complete such repairs at Seller’s expense, and (ii) it does not result in the termination of either Fuji Lease. In the event of such a termination, the Deposit shall be returned to Buyer.

Section 7.2           Brokerage Commissions and Finder’s Fees. Each party to this Agreement warrants to the other that no person or entity can properly claim a right to a real estate commission, real estate finder’s fee, real estate acquisition fee or other real estate brokerage-type compensation (collectively, “Real Estate Compensation”) based upon the acts of that party with respect to the transaction contemplated by this Agreement, other than Cushman & Wakefield US, Inc. (the “Broker”), representing Seller, who shall be paid by Seller pursuant to a separate agreement. Each party hereby agrees to indemnify and defend the other against and to hold the other harmless from any and all loss, cost, liability or expense (including but not limited to attorneys’ fees and returned commissions) resulting from any claim for Real Estate Compensation by any person or entity based upon such acts, other than claims by the Broker in accordance with its separate agreement with Seller. This Section 7.2 shall survive the close of escrow or any termination of this Agreement.

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Section 7.3           Successors and Assigns. Buyer may not assign any of Buyer’s rights or duties hereunder without the prior written consent of Seller; provided that Buyer may assign this Agreement (a) to an entity affiliated with Buyer which has, in Seller’s reasonable judgment, the financial capacity to perform the obligations of Buyer hereunder, or (b) to an entity directly or indirectly owned by the principals of Buyer, which is controlled by the principals of Buyer. No assignment by Buyer shall relieve Buyer of its obligations under this Agreement. Subject to the limitations on assignment expressed in this Section 7.3, this Agreement shall be binding upon, and inure to the benefit of, Buyer and Seller and their respective successors and assigns.

Section 7.4           Notices. All notices or other communications required or provided to be sent by either party shall be in writing and shall be sent by United States Postal Service, postage prepaid or certified mail, return receipt requested, by any nationally known overnight delivery service, by courier, in person, or by facsimile if followed by one of the foregoing methods within one (1) business day. All notices shall be deemed to have been given upon receipt during the hours of 9:00 am to 5:00 pm, Monday through Friday (excluding holidays observed by banks in California); if received after 5:00 pm on any business day, delivery shall be deemed to have occurred on the following business day. All notices shall be addressed to the party at the address below:

To Seller:	San Tomas Income Partners LLC
c/o Menlo Equities
2765 Sand Hill Road
Suite 200
Menlo Park, California 94025
Attn: Henry Bullock and Rick Holmstrom
Telephone: (650) 326-9300
Facsimile: (650) 326-9333

with a copy to:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
44 Montgomery Street
36th Floor
San Francisco, California 94104
Attn: Paul Churchill
Telephone: (415) 432-6009
Facsimile: (415) 432-6001

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To Buyer:	Rich Uncles NNN Operating Partnership, LP
3080 Bristol Street, Suite 550
Costa Mesa, CA 92626
Attn: David A. Perduk
Telephone: (949) 873-6535
Facsimile: N/A

and with a copy to:	Daniel K. Winton
4685 MacArthur Court, Suite 450
Newport Beach, CA 92660
Telephone: (949) 252-0516
Facsimile: (949) 476-2477

Any address or name specified above may be changed by notice given to the addressee by the other party in accordance with this Section 7.4. The inability to deliver because of a changed address of which no notice was given, or rejection or other refusal to accept any notice, shall be deemed to be the receipt of the notice as of the date of such inability to deliver or rejection or refusal to accept. Any notice to be given by any party hereto may be given by the counsel for such party.

Section 7.5           Time. Time is of the essence of every provision contained in this Agreement.

Section 7.6           Possession. The rights of possession of the Property (subject to the Leases) shall be delivered to Buyer on the Closing Date.

Section 7.7           Incorporation by Reference. All of the exhibits attached to this Agreement or referred to herein and all documents in the nature of such exhibits, when executed, are by this reference incorporated in and made a part of this Agreement.

Section 7.8           No Deductions or Off-Sets. Buyer acknowledges that the Purchase Price to be paid for the Property pursuant to this Agreement is a net amount and shall not be subject to any off-sets or deductions.

Section 7.9           Attorneys’ Fees. In the event any dispute between Buyer and Seller should result in litigation (including but not limited to actions for enforcement or interpretation), the prevailing party shall be reimbursed for all reasonable costs incurred in connection with such litigation, including, without limitation, reasonable attorneys’ fees. This Section 7.9 shall survive the close of escrow or any termination of this Agreement.

Section 7.10       Construction. The parties acknowledge that each party and its counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

Section 7.11       Governing Law. This Agreement shall be construed and interpreted in accordance with and shall be governed and enforced in all respects according to the laws of the State of California.

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Section 7.12       Damages. In the event the Closing and the transactions contemplated hereby do not occur as provided herein by reason of the default of Seller, Buyer may elect, as the sole and exclusive remedy of Buyer, to (i) terminate this Agreement and receive the Deposit and reimbursement by Seller of the actual and reasonable out-of-pocket costs and expenses incurred by Buyer in connection with its investigation of the Property and the transactions contemplated by this Agreement up to an aggregate maximum of $50,000.00, and in such event Seller shall not have any liability whatsoever to Buyer hereunder, or (ii) if Seller has refused to convey the Property to Buyer, enforce specific performance of Seller’s obligation to convey the Property, without adjustment to, or credit against, the Purchase Price. Buyer shall be deemed to have elected to terminate this Agreement (as provided in subsection (i) above) if Buyer fails to deliver to Seller written notice of its intent to file a cause of action for specific performance against Seller on or before ten (10) business days after written notice of termination from Seller or ten (10) business days after the scheduled Closing Date, whichever shall occur first, or having given Seller notice, fails to file a lawsuit asserting such cause of action within thirty (30) days after the Closing Date. Buyer’s election to proceed with Closing shall be deemed to waive any defaults by Seller existing on or before the Closing Date. With respect to all claims brought under this Agreement, the aggregate liability of Seller therefor shall be limited to the amount set forth in clause (ii) of Section 4.4 above and Buyer’s recourse therefor shall be solely to the assets of Seller. In no event shall Buyer seek satisfaction for any obligation of Seller hereunder from any of Seller’s members or from any members, shareholders, officers, directors, trustees, beneficiaries, employees, agents, legal representatives, successors or assigns of such members, nor shall any such person or entity have any personal liability for any such obligations of Seller. This Section 7.12 shall survive the close of escrow or any termination of this Agreement.

Section 7.13       Confidentiality. Buyer hereby acknowledges and agrees that the existence of this Agreement, and the terms and conditions set forth herein, are to be kept strictly confidential. Accordingly, except as may be required by law or court order, Buyer shall not, without the prior written consent of Seller, release, publish or otherwise distribute (and shall not authorize or permit any other person or entity to release, publish or otherwise distribute) any information concerning this Agreement or the transaction contemplated herein to any person or entity other than Buyer’s third party inspectors, prospective lenders and Buyer’s legal and financial advisors, each of whom shall agree to hold such information strictly confidential as if such persons were bound by the provisions of this Section 7.13. This Section 7.13 shall terminate as of the close of escrow but shall survive any termination of this Agreement.

Section 7.14       Counterparts. This Agreement may be executed in one or more counterparts. All counterparts so executed shall constitute one contract, binding on all parties, even though all parties are not signatory to the same counterpart.

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Section 7.15       Tax Deferred Exchange. Upon the request of either party (the “Requesting Party”) to this Agreement, the other party (the “Non-Requesting Party”) agrees to reasonably cooperate with the Requesting Party in consummating the sale of the Property as part of a simultaneous or non-simultaneous tax-deferred exchange (the “Exchange”) pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, provided that (i) the Non-Requesting Party shall not be required to take title to any property other than the Property, and (ii) the Closing Date shall not be delayed or extended thereby. The Requesting Party shall have the right to assign its rights and obligations hereunder to an accommodation entity (the “Intermediary”), who will cause the Closing to occur on the Requesting Party’s behalf. All of the Requesting Party’s liabilities, representations and warranties under this Agreement shall remain those of the Requesting Party and the Non-Requesting Party shall not seek recourse against the Intermediary with respect to such liabilities or for the breach of any such representations or warranties. Performance by an Intermediary in effectuating an exchange will be treated as if such performance were made by the Requesting Party, and the Requesting Party shall remain the primary obligor for the full and timely performance of all obligations of the Requesting Party under this Agreement. In the event of any breach of such representations, warranties, covenants, or other obligations, the Non-Requesting Party shall proceed directly against the Requesting Party. The Non-Requesting Party shall not be required to assume any liabilities as a result of the exchange transaction that are in addition to those which would exist if the transaction were effectuated as a sale by the Requesting Party and not effectuated as an exchange. The Requesting Party hereby agrees to indemnify, defend (with counsel reasonably satisfactory to the Non-Requesting Party) and hold harmless the Non-Requesting Party from and against any and all liability, claims, loss, cost, damage, or expense (including, without limitation, reasonable attorneys’ fees) incurred by the Non-Requesting Party and arising out of or relating to the Non-Requesting Party’s participation in the Exchange.

Section 7.16       Patriot Act. Buyer and Seller each hereby represents and warrants to the other as follows: Neither it nor to the best of its knowledge any of its partners or members of such partner nor any owner of a direct or indirect interest in the representing party (a) is listed on any Government Lists (as defined below), (b) is a person who has been determined by competent authority to be subject to the prohibitions contained in Presidential Executive Order No. 13224 (Sept. 23, 2001) or any other similar prohibitions contained in the rules and regulations of OFAC (as defined below) or in any enabling legislation or other Presidential Executive Orders in respect thereof, (c) has been previously indicted for or convicted of any felony involving a crime or crimes of moral turpitude or for any Patriot Act Offense (as defined below), or (d) is currently under investigation by any governmental authority for alleged criminal activity. For purposes hereof, the term “Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, as the same may be amended from time to time, and corresponding provisions of future laws. For purposes hereof, the term “Patriot Act Offense” means any violation of the criminal laws of the United States of America or of any of the several states, or that would be a criminal violation if committed within the jurisdiction of the United States of America or any of the several states, relating to terrorism or the laundering of monetary instruments, including any offense under (a) the criminal laws against terrorism; (b) the criminal laws against money laundering, (c) the Bank Secrecy Act, as amended, (d) the Money Laundering Control Act of 1986, as amended, or the (e) Patriot Act. “Patriot Act Offense” also includes the crimes of conspiracy to commit, or aiding and abetting another to commit, a Patriot Act Offense. For purposes hereof, the term “Government Lists” means (i) the Specially Designated Nationals and Blocked Persons Lists maintained by the Office of Foreign Assets Control (“OFAC”), (ii) any other list of terrorists, terrorist organizations or narcotics traffickers maintained pursuant to any of the Rules and Regulations of OFAC that Seller notified Buyer in writing is now included in “Governmental Lists”, or (iii) any similar lists maintained by the United States Department of State, the United States Department of Commerce or any other governmental authority or pursuant to any Executive Order of the President of the United States of America that Seller notified Buyer in writing is now included in “Governmental Lists”.

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Section 7.17       Entire Agreement. This Agreement and the attached exhibits, which are by this reference incorporated herein, and all documents in the nature of such exhibits, when executed, contain the entire understanding of the parties and supersede any and all other written or oral understanding.

Section 7.18       Natural Hazard Disclosure Requirement Compliance. Buyer and Seller acknowledge that Seller may be required to disclose if the Real Property lies within the following natural hazard areas or zones: (i) a special flood hazard area designated by the Federal Emergency Management Agency (California Civil Code Section 1103(c)(1)); (ii) an area of potential flooding (California Government Code Section 8589.4); (iii) a very high fire hazard severity zone (California Government Code Section 51178 et seq.); (iv) a wild land area that may contain substantial forest fire risks and hazards (Public Resources Code Section 4135); (v) an earthquake fault zone (Public Resources Code Section 2622); or (vi) a seismic hazard zone (Public Resources Code Section 2694) (sometimes all of the preceding are herein collectively called the “Natural Hazard Matters”). Seller has engaged or will cause the Title Company or such other company selected by Seller to engage the services of a natural hazard disclosure expert (the “Natural Hazard Expert”), to examine the maps and other information specifically made available to the public by government agencies for the purposes of enabling Seller to fulfill its disclosure obligations, if and to the extent such obligations exist, with respect to the natural hazards referred to in California Civil Code Section 1102.6(a) and to report the result of its examination to Buyer and Seller in writing. The written report prepared by the Natural Hazard Expert regarding the results of its full examination will fully and completely discharge Seller from its disclosure obligations referred to herein, if and to the extent any such obligations exist, and, for the purposes of this Agreement, the provisions of California Civil Code Section 1102.4 regarding non-liability of Seller for errors or omissions not within its personal knowledge shall be deemed to apply and the Natural Hazard Expert shall be deemed to be an expert, dealing with matters within the scope of its expertise with respect to the examination and written report regarding the natural hazards referred to above.

Section 7.19       Regulation S-X Audit. Upon the close of escrow and continuing until the third (3rd) anniversary of the Closing Date, Seller shall use commercially reasonable efforts to provide Buyer, within thirty (30) days following receipt of written request from Buyer, in connection with any US GAAP Audit of Financial Statements as required by Rule 3-14 of Regulation S-X of the Securities and Exchange Commission (the “Rule”), with financial information relating to the Property that is in Seller’s possession or control pertaining to the period of time of Seller’s ownership and operation of the Property, which information is necessary to enable Buyer to prepare financial statements in compliance with such Rule. Such stand-alone financial information shall be provided to Seller by Buyer without any representation or warranty that it has been audited, reviewed or otherwise validated by a third party. If required in connection with such audit, within thirty (30) days following receipt of written request from Buyer, Seller shall deliver a representation letter substantially in the form attached hereto as Exhibit J. Buyer shall reimburse Seller within thirty (30) days for any actual, reasonable costs and expenses that Seller incurs in connection with this Section. In no event shall Seller’s efforts under this Section result in any liability to Seller, it being understood that such efforts are being made as a courtesy to Buyer. Seller’s obligations under this Section shall survive the close of escrow but only until the third (3rd) anniversary of the Closing Date.

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

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In Witness Whereof, Seller and Buyer have executed this Agreement as of the day and year first written above.

SELLER:

SAN TOMAS INCOME PARTNERS LLC,
a California limited liability company

By:	Menlo Equities V LLC, a California limited liability company, its Manager

By:	Menlo Legacy Holdings, L.P., a California limited partnership, its Managing Member

By:	/s/ Henry D. Bullock Henry D. Bullock President

BUYER:

RICH UNCLES NNN OPERATING PARTNERSHIP, LP,
a Delaware limited partnership

By:	RW Holdings NNN REIT, Inc., a Maryland corporation, its General Partner

By:	/s/ David A. Perduk David A. Perduk Chief Investment Officer

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